August 26, 2011

VIA EDGAR AND FEDEX

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Leap Wireless International, Inc.
Schedule TO-I
Filed on August 10, 2011
File No. 005-54639

Dear Ms. Duru:

On behalf of our client, Leap Wireless International, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in your letter, dated August 19, 2011, with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

August 26, 2011

With this letter, the Company is filing an amendment to the tender offer statement on Schedule TO (the “Amended Schedule TO”). We are supplementally providing the Staff an electronic copy of a version of the Amended Schedule TO prepared by the financial printers.

Schedule TO

Offer to Exchange

Summary Term Sheet, page 1

Questions About the Administration and Timing of the Option Exchange, page 8

Q. 28 How do I participate in this Offer?, page 9

1.	You disclose throughout the offer to exchange that the only means to tender is electronically by making an online election through the Option Exchange website. There is no indication, however, as to the accommodations, if any, that you will provide to any eligible employee who may not have Internet access on the day they choose to tender.

Moreover, you specifically prohibit the submissions of tenders by email, fax or mail. Please provide us with a legal analysis as to why you believe restricting the means of tendering in this manner is consistent with Rule 13e-4(f)(8). Alternatively, please revise the offer to allow option holders the ability to tender by means other than solely through an option exchange website. We may have further comment.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures as set forth in the Amended Schedule TO to reflect that, in addition to the ability to submit elections, changes of election or withdrawals of election online, Eligible Employees may also opt to submit elections, changes of elections and withdrawals by submitting a paper form via email, facsimile or U.S. mail or courier. Eligible Employees may obtain the paper form upon written request made by emailing optionexchange@cricketcommunications.com or by sending a facsimile to the Company at (858) 704-3502. The Company has filed as exhibits to the Amended Schedule TO a form of the paper election and withdrawal form and a form of the email to be sent to Eligible Employees by the Company informing them of the availability of the paper form.

2.	You appear to also limit the means of withdrawal to solely the Option Exchange website. Please see our prior comment. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.

Response: The Company respectfully refers the Staff to its response to Comment No. 1 above.

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

August 26, 2011

Withdrawal Rights and Changes of Election, page 21

3.	We note statements throughout the Offer to Exchange that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be “final and binding.” Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures as set forth in the Amended Schedule TO to delete the language indicating that determinations of form, validity and timeliness will be made in the Company’s sole discretion and will be “final and binding.” The Company has replaced such language with a statement that although it will reject elections that it “determine[s] are not in the proper form, not timely made or unlawful to accept,” those determinations “may be challenged by the applicable security holder(s), and only determinations of a court of competent jurisdiction will be final and binding.”

Extension of Offer; Termination; Amendment, page 29

4.	Please refer to the language in this section. Please note that you may not extend, terminate or amend an offer by giving only oral notice to optionholders. Please clarify your disclosure accordingly. Further, although you indicate you will make a public announcement of changes to the offer, we remind you that a bidder should generally disseminate changes to the offer in the same manner as it disseminated the original offer. Please see generally, Rule 13e-4(e) and Release 34-43069 at Section II. C.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures as set forth in the Amended Schedule TO to clarify that it will provide electronic notice (which was the manner in which the original offer was disseminated to Eligible Employees) and/or notice in another manner reasonably calculated to inform Eligible Employees of any extension, termination or amendment of the offer.

Schedule A, page 34

5.	When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Response: The Company respectfully confirms its understanding to the Staff that it may be required to extend the offer and re-circulate new disclosures to holders of securities if a condition is triggered and the Company decides to proceed with the offer anyway (thereby

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

August 26, 2011

waiving the triggered condition), depending on the materiality of the waived condition and the number of days remaining in the offer.

6.	When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response: The Company respectfully confirms its understanding to the Staff that if an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, it will inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

*            *             *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1314.

Very truly yours,

/s/ David E. Shapiro

David E. Shapiro

Ms. Mellissa Campbell Duru

Securities and Exchange Commission

August 26, 2011

Enclosure

cc:	Robert Irving, Senior Vice President and General Counsel

Kristopher Hanson, Executive Counsel

Leap Wireless International, Inc.